February 23, 2016

VIA EDGAR

Mr. Keith Gregory
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Capital Portfolios, Inc. (the “Registrant”) (File Nos. 33-64872; 811‑7820)

Dear Mr. Gregory:

Please find below our responses to your comments that we discussed on February 10, 2016, regarding Post-Effective Amendment No. 75, filed on December 29, 2015, to the Registrant’s registration statement for the AC Alternatives Income Fund and AC Alternatives Long Short Fund (each a “Fund” and collectively the “Funds”). For your convenience, we restated each of your comments prior to our responses.

General Comments

1.	Comment: Please complete and/or update any missing or bracketed information in the Registration Statement.

Response: All missing or bracketed information will be appropriately completed and updated in the Registrant’s prospectus and statement of additional information dated March 1, 2016 and filed pursuant to Rule 485(b).

2.	Comment: Please incorporate all comments previously provided by the Commission with respect to Post-Effective Amendment No. 67 of American Century World Mutual Funds, Inc. filed on December 28, 2015.

Response: As requested, we have made changes to the prospectuses and statement of additional information consistent with those being made based on the Commission’s review of Post-Effective Amendment No. 67 of American Century World Mutual Funds, Inc. In addition we have the following specific responses to comments of the Commission on that filing:

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Mr. Keith Gregory
February 23, 2016

a.	Comment: Consider clarifying the paragraph preceding the fee example table for each of the Funds to indicate there are no currently applicable fee waivers.

Response:  The disclosure in the fee example indicates that it reflects the “rate and duration of any fee waivers noted in the table above.” We believe this adequately indicates that the example will reflect a fee waiver only if it is noted in the “Fees and Expenses” table.

b.
Comment: In the section titled “Account Maintenance Fee,” the disclosure indicates that the Funds will charge certain shareholders an annual maintenance fee, unless such shareholders choose to manage their accounts online. Please revise the disclosure to indicate that shareholders that do not elect to manage accounts online will be delivered paper copies, free of charge, upon request. Please also supplementally describe what is meant by “manage your accounts exclusively online.”

Response: Clients who enroll for exclusive online account management agree to conduct all business (e.g. purchase and sale of shares) online rather than by telephone, mail, or fax. Clients who enroll also agree to receive mailings via email instead of in hard copy. But we will send any shareholder a paper copy of the prospectus, SAI, or annual report free of charge, should they request it. Accordingly, we revised the disclosure to clarify that all shareholders, regardless of whether they manage their accounts online, may call and request a paper copy of the prospectus, SAI, or annual report free of charge.

3.	Comment: Please confirm supplementally the intended index to be used for performance comparison.

Response: AC Alternatives Income intends to utilize a blended benchmark for performance comparison in the prospectus combining two widely known indices. The Barclays U.S. Universal Bond Index represents 60% of the Fund’s benchmark and the remaining 40% is represented by the S&P 500 Index. To satisfy the requirement to include a “broad-based” index for performance comparison, AC Alternatives Income will also show the Barclays U.S. Universal Bond Index and the S&P 500 Index in its performance table. AC Alternatives Long Short intends to utilize the HFRX Equity Hedge Index for performance comparison in the prospectus.

AC Alternatives Income Prospectus

4.
Comment: Regarding the Fund’s investments in Asset Backed Securities and Collateralized Loan Obligations, please explain supplementally how much the Fund will invest in pooled investment vehicles that rely on 3(c)(1) or 3(c)(7) of the 1940 Act. Also indicate in your response whether there will be a limit on the percentage of

Mr. Keith Gregory
February 23, 2016

fund assets that can be invested in such securities. In addition, does the fund consider such type of securities to be liquid? If so, please provide your legal basis for such determination. We may have additional comments after reviewing your response.

Response: As of February 16, 2016, the Fund had invested 8.82% of its assets in Collateralized Loan Obligations (“CLOs”) that we identified as relying on the 3(c)(7) exemption from the 1940 Act. We did not identify any CLOs currently held by the Fund that relied on the 3(c)(1) exemption from the 1940 Act, nor did we identify any Asset Backed Securities currently held by the Fund that relied on the 3(c)(1) or 3(c)(7) exemptions from the 1940 Act. With respect to the CLOs relying on the 3(c)(7) exemption, we have currently identified 8.35% as liquid holdings and 0.47% as illiquid holdings. We do not currently have a strict limit on the amount of these types of securities that can be included in the Fund’s portfolio, but do maintain internal investment and risk guidelines with respect to such investments and actively monitor the amount of these investments in the Fund’s portfolio.

In order to be considered a liquid holding under the 1940 Act, a security must be able to be liquidated within seven days at, or near, the value attributed to such security in the Fund’s net asset value. Similarly, if a security requires greater than seven days to liquidate at, or near, the value attributed to it in the Fund’s net asset value, it is considered an illiquid holding. The Fund has a non-fundamental investment policy restricting its investments in illiquid holdings to 15% of the Fund’s net assets, consistent with 1940 Act requirements. When a security is purchased in the Fund, the applicable underlying subadvisor will provide a liquidity determination for such security and is responsible for identifying any securities that are considered illiquid. The Advisor provides oversight with respect to these determinations and actively monitors the percentage of the Fund’s assets that are considered illiquid holdings. With respect to CLOs, the underlying subadvisor reviews each security on a case-by-case basis to determine that the security can be liquidated within seven days. In making this determination, the underlying subadvisor will consider both market and security specific factors. Additionally, the underlying subadvisor will actively monitor the pricing of each CLO to verify that the value ascribed to it in the Fund’s net asset value appropriately reflects the value at which the position can be liquidated in a less than seven day period.

With respect to the CLOs identified as liquid holdings above, we would note that each of these securities is offered pursuant to Rule 144A under the Securities Act of 1933, receives daily pricing from both our primary and secondary pricing services, and is actively reviewed for both valuation and liquidity. Lastly, we receive monthly certifications from the applicable underlying subadvisor confirming the liquidity of each position and specifically identifying any illiquid positions.

Mr. Keith Gregory
February 23, 2016

5.
Comment: We note that the Fund invests in convertible securities. If the fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend upon, among other things, the extent to which the Fund invests in CoCos and the character of the CoCos (e.g. credit quality and conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide appropriate risk disclosure. In addition, please supplementally inform the staff, whether the Fund currently invests or intends to invest in CoCos and the amount and percentage currently and to be invested in such securities.

Response: The Fund does not currently have any exposure to CoCos in its investment portfolio. In addition, the Fund does not currently invest or intend to invest in CoCos as a principal investment strategy. We have added disclosure to the statement of additional information with regards to investments in CoCos as the Fund’s investment strategy does permit it to invest in these types of securities in the future.

6.
Comment: Please disclose whether the Fund will invest in distressed debt, defaulted securities, pay-in-kind bonds, securities restricted from trading (i.e. 144A securities) of non-real estate corporate issuers. If appropriate, please include a risk factor that is separate and distinct.

Response: The Fund does not currently intend to invest in these types of securities as a principal investment strategy. The Fund does include disclosure related to distressed investments in its statement of additional information.

7.
Comment: In the “PWP Overlay Strategies” paragraph, please clarify the “other derivatives” in which the Fund will invest as part of its principal strategy. In addition, please disclose only those derivatives that will form a part of the Fund’s principal strategy.

Response: The Fund currently intends to utilize futures, options and swaps as part of the principal investment strategy for the PWP Overlay. We do not currently intend to utilize other derivatives as part of this strategy. As such, we have updated the disclosure to specify the intended derivative instruments utilized as part of the Fund’s principal investment strategy and deleted the reference to “other derivatives.”

8.	Comment: In the “Real Estate Strategies” paragraph, please use the term “REITs,” as we note that you have a specific REIT risk factor included in the prospectus.

Response: We have updated the disclosure as requested.

Mr. Keith Gregory
February 23, 2016

9.
Comment: We note that the Fund may invest in bank loans. To the extent that the Fund significantly invests or expects to significantly invest in bank loans as a principal investment strategy, please disclose in the prospectus that it may take more than seven days for transactions in bank loans to settle. Please also address how the Fund intends to meet short term liquidity needs, which may arise as a result of this lengthy settlement period. If appropriate, please consider revising the principal risk for bank loans to include the risks associated with the fact that bank loans can take longer than seven days to settle. Specifically, this fact can translate into a risk that investors are not paid in a timely manner or that the fund may be forced to incur losses in order to pay redemption proceeds on time. In addition, please also consider whether your risk disclosure should describe the fact that investments in bank loans may not be securities and therefore may not have the protections of the federal securities laws.

Response: We have modified the risk disclosure to indicate the potential for long settlement periods for bank loan investments and that investments in bank loans may not be registered under the 1933 Act.

10.	Comment: Please tailor the Collateralized Debt Obligation/CLO Risk factor more specifically to CLOs.

Response: We have modified the disclosure to more specifically discuss risks related to CLO investments.

11.	Comment: In the Derivatives Risk disclosure, describe the specific derivatives in which the Fund will invest, as opposed to utilizing generic descriptions.

Response: We have modified the Derivatives Risk disclosure as requested.

12.	Comment: In the ETF Risk disclosure, consider including disclosure concerning additional risks associated with ETFs, such as trading at a discount or premium to NAV.

Response: We have modified the disclosure to include additional risks related to ETF investments.

13.	Comment: In the MLP Risk disclosure, include, as appropriate, disclosure regarding energy and related industrial risk for MLPs. Make conforming changes to the Item 9 disclosure.

Response: We have modified the MLP risk factor to include appropriate disclosure related to the underlying assets or industries in which the MLP operates.

Mr. Keith Gregory
February 23, 2016

14.
Comment: Confirm supplementally that any expenses related to short sales are included in the fee table. If short sales are not a principal strategy, move the disclosure to the SAI or elsewhere in the prospectus and identify short selling as a non-principal strategy.

Response: We hereby confirm that to the extent the Fund engages in short selling transactions, expenses related to those transactions (specifically expenses related to dividends on short sales and broker fees and charges on short sales) will be broken out separately in the Fund’s fee table. The Fund currently has one small position that resulted in short sale expenses that were less than 1 basis point. As such, these expenses are not reflected as separate line items in the fee table. Additionally, we have moved the short sale disclosure to Item 9 of the prospectus and identified this as a non-principal strategy of the Fund.

15.
Comment: Please consider including disclosure in the Style Risk factor and/or in the principal strategies summary a description of the investment styles the Fund may utilize (e.g. growth/value). In the alternative, consider disclosing that the Fund does not follow any particular investment style (e.g. growth/value) in seeking its investment objective.

Response: We have modified the disclosure in the prospectus to indicate that the Fund does not follow any particular investment style (e.g. growth/value) in seeking its investment objective.

16.
Comment: Please disclose the information required by Items 5(b) and 10(a)(2) of Form N-1A with respect to the portfolio managers of the underlying subadvisors that are primarily responsible for the day-to-day management of the Fund or explain why such disclosure is not required.

Response: To meet the requirements of Items 5(b) and 10(a)(2) of Form N-1A, we have identified the individuals of Perella Weinberg Partners Capital Management LP (“PWP”) that are primarily responsible for the day-to-day management of the Funds. These individuals are responsible for identifying and recommending the underlying subadvisors and investment strategies for the Funds, providing tactical allocation of assets among the various subadvisors and strategies and providing the overall risk management and investment monitoring for the Funds, as well as managing the
Funds’ cash flows. In the adopting release from the Commission requiring certain information regarding portfolio managers in the prospectus (Release No. 33-8458, August 23, 2004), the Commission indicated that

Mr. Keith Gregory
February 23, 2016

“A research-driven fund may have a coordinator with responsibility for allocating the portfolio among the various managers and analysts, implementing trades on behalf of analysts on the team, reviewing the overall composition of the portfolio to ensure its compliance with its stated investment objectives and strategies, and monitoring cash flows. In such a case, it may be appropriate for a fund to identify the coordinator as its portfolio manager.”

Due to the specific responsibilities of the portfolio managers from PWP, we believe that these individuals are those primarily responsible for the day-to-day management of the Funds and the Funds current disclosure conforms to the guidance provided by the Commission. We would note that it is common for asset allocation funds, such as the Fund, to disclose the individuals primarily responsible for asset allocation and portfolio construction as the portfolio managers primarily responsible for the day-to-day management of the Fund, rather than individuals selecting underlying securities. As such, we do not feel that disclosure of the portfolio managers of the underlying subadvisors is required by Items 5(b) and 10(a)(2) of Form N-1A and the Funds’ disclosure with respect to its portfolio managers is accurate and meets the requirements of the Commission.

17.
Comment: Replace the first sentence of the next to last paragraph of the “What are the fund’s principal investment strategies?” section, with the following language from Condition 2 of the Registrants exemptive order:

“Under the ‘Manager of Managers’ structure, PWP has the ultimate responsibility subject to the fund’s board of directors to oversee the underlying subadvisors and recommend their hiring, termination and replacement”

Response: Condition 2 of the exemptive order received by the Registrant and American Century Investment Management, Inc. (“ACIM”) provides that, “Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisors and recommend their hiring termination and replacement.” Since ACIM, not PWP, serves as the investment advisor to the Funds and is defined as the “Advisor” under the exemptive order, the modification proposed by the staff is not consistent with the terms of the exemptive order we have received. In addition, we would note that ACIM, as the Advisor, enters into all sub-advisory relationships with the underlying subadvisors and PWP is not a party to those agreements. As such, we believe the disclosure as originally included in the Funds’ prospectuses is consistent with the conditions set

Mr. Keith Gregory
February 23, 2016

forth in the exemptive order and we have declined to modify the disclosure as requested.

AC Alternatives Long Short Prospectus

18.
Comment: Please disclose that the Fund will primarily use long short investment strategies to achieve its investment objective, if accurate. Please briefly explain a long short strategy in plain English. For example, revise the paragraph on long short equity strategies for plain English

Response: We have revised the disclosure to specify that the fund will utilize long short strategies to achieve its investment objective. We have also added a plain English description of a long short strategy in the “Principal Investment Strategies” section.

19.	Comment: Please explain in plain English what is meant by a “full market cycle.”

Response: As requested, we have modified the disclosure to include a definition of “full market cycle.”

20.
Comment: The disclosure includes event driven and global macro risk factors. For clarity, please consider revising the disclosure to indicate which underlying subadvisor specializes in those strategies or any other particular investment strategies.

Response: The Fund does not currently have specific underlying subadvisors specializing in global macro or event-driven investment strategies. However, the Advisor is continuously evaluating managers and strategies and may allocate assets to managers or strategies at any given time. We also note that the prospectus clearly discloses that the Fund may allocate assets to “all or a subset of the investment strategies described.” Due to the fact that the Fund may determine to allocate assets to these strategies at some point during the period of effectiveness of this prospectus, we believe that the disclosure related to event driven and global macro strategies should remain as principal strategies and risks to provide investors an accurate view of all the strategies and risks that could comprise the Fund’s portfolio and therefore impact the performance of their investment.

Statement of Additional Information

21.	Comment: Please incorporate all comments previously provided by the Commission with respect to Post-Effective Amendment No. 67 of American Century World Mutual Funds, Inc. filed on December 28, 2015.

Response: As requested, we have made changes to the prospectuses and statement of additional information consistent with those being made based on the Commission’s

Mr. Keith Gregory
February 23, 2016

review of Post-Effective Amendment No. 67 of American Century World Mutual Funds, Inc. In addition we have the following specific responses to comments of the Commission on that filing:

a.
Comment: In the SAI section titled “Single Event Requests,” please clarify whether recipients of accelerated disclosure on a single event basis are subject to a non-disclosure agreement including a prohibition on trading, and disclose any procedures used by the Board to monitor the disclosure provided to such recipients.

Response: Recipients of accelerated disclosure on a single event bases are not subject to a non-disclosure agreement. However, as disclosed, the information is subject to a confidentiality legend. We explain under the heading “Additional Safeguards” that the Board exercises oversight of the portfolio disclosure process and is informed of any violations of our policies on a quarterly basis.

b.
Comment: Consider whether Mr. Fink’s position with ICI Mutual Insurance Company and Mr. Thomas’s position with the Board of Governors for the Investment Company Institute are current principal occupations.

Response: Those positions are not their “Principal Occupations.”

c.	Comment: In the SAI section titled “Sub-Administrator” disclose the fees paid to State Street Bank (“SSB”) for administrative services for the last three fiscal years. See Item 19(d).
Response: Item 19(d) calls for disclosure related to “any other management-related service contract.” However, Item 19(h) requires us to, “identify any person who provides significant administrative or business affairs management services for the Fund (e.g., an “administrator”), describe the services provided, and the compensation paid for the services.” (Emphasis added). In accordance with the example given in Form N-1A, we believe Item 19(h) is the appropriate item under which to disclose this information. We describe the services provided and compensation paid as required.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Mr. Keith Gregory
February 23, 2016

If you have any questions with regard to the above responses, please contact the undersigned at ryan_blaine@americancentury.com or 816-340-4414.

Sincerely,

/s/ Ryan L. Blaine
Ryan L. Blaine
Assistant General Counsel